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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 3)

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL PROPERTIES, INC.
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                            (Name of Subject Company)

                            CAPITAL PROPERTIES, INC.
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                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    140430109
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                      (CUSIP Number of Class of Securities)

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                                BARBARA J. DREYER
                                    TREASURER
                            CAPITAL PROPERTIES, INC.
                                 100 DEXTER ROAD
                       EAST PROVIDENCE, RHODE ISLAND 02914
                                 (401) 435-7171

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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)
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      This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005 by Capital Properties, Inc., a Rhode Island corporation (the "Company") as amended by that certain Amendment No. 1 filed with the Commission on May 31, 2005 and as further amended by that certain Amendment No. 2 filed with the Commission on June 9, 2005 (the "Schedule"). This Amendment relates to the tender offer by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the "Bidder"), to purchase up to 285,000 shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" or "Shares"), of the Company at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005, and in the related Letter of Transmittal.

      ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Item 3 of the Schedule is hereby amended to add the following paragraph:

      On June 21, 2005, the Company sent a letter to its shareholders providing that the Bidder's tender offer expired on June 13, 2005 and that on June 14, 2005, the Bidder issued a press release indicating that approximately 9,675 shares (including approximately 900 shares tendered by notice of guaranteed delivery) had been tendered of the currently outstanding 3,299,956 shares of the Company's Class A Common Stock. As of the date of the letter no further filings had been made by the Bidder. A copy of this letter is attached hereto as Exhibit (a)(5)(ix).

      ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit (a)(5)(ix)    Letter dated June 21, 2005 from the Company to the
                            Company's shareholders.
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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2005                         By: /s/ Barbara J. Dreyer
                                                 -------------------------------
                                             Name: Barbara J. Dreyer
                                             Title: Treasurer
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                                  EXHIBIT INDEX

 EXHIBIT                                   DESCRIPTION
 -------                                   -----------
(a)(5)(ix)        Letter dated June 21, 2005 from the Company to the Company's shareholders.